Exhibit 2

English language translation of the convening notice published in a Dutch national newspaper.

"Shareholders of Affimed N.V. are invited to attend an extraordinary general meeting which will be held on January 21, 2016, 15:00 hours CET at Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands. The record date for the meeting is December 24, 2015. The agenda with explanatory notes and the procedure for attending the meeting are available for inspection at the office of the company: Im Neuenheimer Feld 582, D-69120 Heidelberg, Germany and at www.affimed.com."